UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of May 2006

Commission File Number: 001-14572

FOUR SEASONS HOTELS INC.

(Translation of registrant’s name into English)

1165 Leslie Street

Toronto, Ontario

Canada M3C 2K8

Attention: Executive Vice-President & Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Exhibit No.	Description
99.1	Press release of Four Seasons Hotels Inc., dated May 5, 2006, reporting first quarter 2006 results
99.2	Unaudited consolidated financial statements of Four Seasons Hotels Inc. for the three months ended March 31, 2006
99.3	Summary of Hotel Operating Data for the three months ended March 31, 2006
99.4	Scheduled opening of properties under construction or in advance stages of development for Four Seasons Hotels Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2006	FOUR SEASONS HOTEL INC.

	By:	/s/ Randolph Weisz
		Name:	Randolph Weisz
		Title:	Executive Vice President, General Counsel And Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Four Seasons Hotels Inc., dated May 5, 2006, reporting first quarter 2006 results
99.2	Unaudited consolidated financial statements of Four Seasons Hotels Inc. for the three months ended March 31, 2006
99.3	Summary of Hotel Operating Data for the three months ended March 31, 2006
99.4	Scheduled opening of properties under construction or in advance stages of development for Four Seasons Hotels Inc.

Converted by EDGARwiz

Form 52-109FT2

Certification of Interim Filings

I, Isadore Sharp, Chief Executive Officer of Four Seasons Hotels Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Four Seasons Hotels Inc. (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  May 5, 2006

  /s/ Isadore Sharp

Isadore Sharp

Chief Executive Officer

Converted by EDGARwiz

Form 52-109FT2

Certification of Interim Filings

I, John Davison, Chief Financial Officer of Four Seasons Hotels Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Four Seasons Hotels Inc. (the issuer) for the interim period ending March 31 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  May 5, 2006

  /s/ John Davison

John Davison

Chief Financial Officer